Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                 June 3, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9439
                    FT High Income Model Portfolio, 3Q '21
                                 (the "Trust")
                     CIK No. 1853844  File No. 333-256194
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Risk Factors
____________

      1. IF THE FUNDS HELD BY THE TRUST INVEST IN SUBPRIME RESIDENTIAL MORTGAGE LOANS, PLEASE ADD RELEVANT RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ______________________________
                                               Daniel J. Fallon